

Mailstop 3233

May 18, 2016

Via E-mail
John W. McRoberts
Chief Executive Officer and Chairman of the Board of Directors
MedEquities Realty Trust, Inc.
3100 West End Avenue, Suite 1000
Nashville, TN 37203

     Re: **MedEquities Realty Trust, Inc.**
               Amendment No. 3 to Registration Statement on Form S-11
               Filed May 5, 2016
               File No. 333-206490

Dear Mr. McRoberts:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 82

1.   We note that for the interim period ended March 31, 2016, aggregate distributions exceeded net cash provided by operating activities. Please revise your disclosure to identify the source of distributions to the extent aggregate distributions exceed net cash provided by operating activities.

Notes in Interim Consolidated Financial Statements

Note 3. Real Estate Intangibles, page F-17

2.   We note you updated your purchase price allocation related to the October 1, 2015 acquisition of the Vibra Rehabilitation Hospital of Amarillo to record intangible lease assets based on information as of the acquisition date.   Please tell us the circumstances that led to your determination that such above-market lease intangibles existed given the significance of the intangible lease assets to the property's total acquisition price, as well as the terms of the underlying lease to which such intangibles relate to support the weighted average life of approximately 14.5 years as of March 31, 2016.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: David P. Slotkin, Esq.
        Morrison & Foerster LLP